Exhibit (a)(1)(iv)

Voluntary Stock Option Exchange Program
November 5, 2002

Voluntary Stock Option

Exchange Program

  Introduction: Background
  About the Program

•         Terms and conditions of the tender offer

•         Benefits and risks

•         Notifications and deadlines

  Questions and Answers

The Goal of Stock Options

  Stock options help attract and retain the talent that makes our company successful.
  Stock options are granted to:

•         provide employees with an ownership interest in the company, and

•         align employees’ interests with stockholders’ interests.

  With this benefit, the stockholder and the employee have a common interest in the continued success and growth of the company.

How options work:

  Exercise price is set at date of grant.
  Employees may elect to exercise the stock option to purchase stock in the future, as the stock option grants vest.
  The difference between the exercise price of the stock option grant and the sale price of the stock is the profit.

The Issue Today

A significant amount of IDT’s stock options are “underwater”

  Options are underwater when the option exercise price is greater than the current market price for IDT’s stock.

How Do We Restore Value?

How do we maintain the goals of the stock option program while remaining accountable for company performance and stockholder concerns?

Potential Solutions

  Supplemental grants
  Reprice options
  Cancel current options and grant replacement options

Shareholder Concerns and

Accounting Considerations

  Stockholder dilution
  Institutional shareholder concerns
  Impact on company earnings
  Reporting requirements
  Competitive environment

IDT’s Solution

In order to meet the goals of employee retention and ownership interest in the company, IDT is offering a voluntary stock option exchange program

Eligible option holders can voluntarily elect to:

  Keep your outstanding stock options and existing exercise prices

OR

  Exchange any or all eligible stock option grants for a number of stock options determined by the exchange ratio and with an exercise price equal to the fair market value of IDT stock on the date of the replacement grant, such date to be after at least 6 months and one day from the date of cancellation.

IDT’s Voluntary Stock Option Exchange Offer

“6 and 1” exchange key steps

  You may tender for exchange any stock option grant with a price of $11.01 or higher;
  wait at least 6 months and one day from date of cancellation; and
  receive a replacement grant, subject to the exchange ratio, with an exercise price determined on the replacement grant date.

Voluntary Stock Option

Exchange Eligibility

  Must be an employee of IDT or a subsidiary of IDT, on November 5, 2002 (announcement date), who has an outstanding stock option grant.
  Must be employee of IDT or a subsidiary on the replacement grant date in order to receive a replacement grant.
  CEO, President, and Board of Directors are not eligible to participate.

  Residents of Australia, Singapore, and Canada are not eligible to participate. All other locations are eligible to participate, but may be subject to specific local requirements.
  Stock option grants with an exercise price of $11.01 or higher are eligible to be exchanged. If you elect to participate, any stock option grants made from May 5, 2002 through December 6, 2002 must also be exchanged, regardless of exercise price.

Replacement Option Terms

  The replacement stock option is subject to an exchange ratio dependent upon the exercise price of the original stock option grant.
  The replacement stock option will be priced within 30 days following a 6 month and one day waiting period.
  The replacement option will have the same vesting schedule as the cancelled option.

  The replacement option will expire seven years from the replacement grant date.
  From the replacement grant date, there will be a 6 month lock-out period for exercising any vested replacement options.

Exchange Ratios

Option Prices:	Exchange Ratio:
• $21.00 and lower	• 1 for 1 (Tender 1 and receive 1)
• $21.01-$31.00	• 1.333 for 1 (Tender 4 and receive 3)
• $31.01 and higher	• 1.5 for 1 (Tender 3 and receive 2)

Note: Any grant made from May 5, 2002 through December 6, 2002 with a grant price under $11.01 will be exchanged at a 1 for 1 ratio.

Exchange Example

Exercise Price of Outstanding Options granted before May 5, 2002	Shares of Common Stock Subject to Outstanding Option	Exchange ratio	Shares of Common Stock Subject to Replacement Option
$15.00	300	1 for 1	300
$25.00	300	1.333 for 1	225
$35.00	300	1.5 for 1	200
TOTAL	900		725

Other Conditions

  You may make your election on a grant-by-grant basis, however, you must elect to exchange whole grants. For grants which have been partially exercised, all outstanding options of that grant must be exchanged.
  If you participate in the stock option exchange program, you must exchange any grant issued between May 5, 2002 and December 6, 2002, regardless of price. Therefore, if you participate, you must turn in for exchange your focal grant dated May 7, 2002, and the most recent focal grant dated November 4, 2002. Replacement grants will be made based upon the applicable exchange ratio.

  If you participate in the exchange, you will not be granted any options during the six month and one day waiting period. If you are recommended for a grant during this waiting period, such grant will be made and priced when the replacement grants are made.
  If you are exchanging options granted between June 1, 2000 and October 31, 2000, you must forfeit your supplemental grant dated December 21, 2000. Replacement grants will not be made for the December 21, 2000 supplemental grant.

Key Dates

*Unless extended by the Company

Potential Risks

  Our stock price may increase during the 6 month and 1 day waiting period.

•         The replacement grant may have a higher exercise price than the grants you exchanged.

  If your employment with the company ends for any reason during the waiting period, you will not receive any replacement options and your cancelled options will not be reinstated.

Be Aware

We recommend that you review the materials carefully and consult with your personal financial advisor as to possible tax implications.

IDT has not authorized any person, within or outside of IDT, to make any recommendation on our behalf as to whether you should participate in this stock option exchange program.

Questions and Answers

  Why do we have to wait 6 months and 1 day before receiving a replacement option?

•         A: Accounting rules require at least a 6 month and 1 day waiting period between the cancellation and replacement grant date in order to avoid recording compensation expense associated with any change in the price and/or terms of the options.

  I just received a fairly low exercise price on my 2nd half FY03 focal grant in November 2002. Why do I have to turn them in now?

•         A: In order to avoid a charge to earnings, accounting rules require that a participating optionee must not have received any grants within six months prior to the announcement of a 6& 1 exchange program. Grants issued within this six month period will be viewed as a change in terms of the original option and could result in a charge to earnings.

  At certain prices, why do we receive fewer shares in the exchange?

•          A: The exchange ratio is meant to balance both stockholders’ and employees’ interests. The employee has the opportunity to exchange a higher-priced stock option for a potentially lower and more valuable priced stock option. At the same time, stockholders benefit from a reduction in the number of outstanding options.

  How was the exchange ratio determined?

•          A: The exchange ratio was based upon many factors, including, among others, the “valuation” of stock options at different exercise prices and the overall number of outstanding stock options.

   Why am I not receiving a replacement grant for my supplemental grant made on December 21, 2000?

•          A: The supplemental grant made on December 21, 2000 was issued to help offset the stock options with higher exercise prices issued during the period June 2000 through October 2000. The original stock options are now eligible to be exchanged for potentially lower-priced stock options, thus the December 21, 2000 supplemental grant is not necessary.

   Why are certain countries not eligible to participate?

•          A: There are special tax and legal considerations within certain geographic jurisdictions. Where local requirements for stock option exchange programs are prohibitive or result in adverse tax consequences to the employee, such considerations make this stock option exchange program offer impractical or not cost-effective. The company anticipates making a supplemental grant at the time the replacement grants are made to employees who have existing underwater stock options in jurisdictions that are not eligible to participate in this stock option.

What happens if our stock price goes up and I receive replacement options with a higher exercise price than those that I exchanged?

•          A: No one can predict with certainty where our stock price will be in six months. This is a risk that a participant must consider before deciding to participate. You cannot change your decision once we have cancelled your tendered options.

  What happens if I leave the company or I am laid-off as part of a reduction in force?

•          A: You will receive a replacement grant only if you are employed by the company on the day of the replacement grant. If you leave the company voluntarily or involuntarily prior to the replacement grant date, you will not receive the replacement grant.

•          A: If you leave the company after the replacement grant, you will have the usual 3 month period from your termination date to exercise vested options. Please keep in mind that there is a 6 month lock-out period from the date of grant for exercising vested replacement options.

•          A: If you leave the company as part of a qualified RIF but after the replacement grant, you will have 12 months to exercise vested options after your termination date. Again please keep in mind that there is a 6 month lock-out period from the date of grant for exercising vested replacement options.

For additional questions, please review our Q&A on the HR intranet or the Stock Administration Department.